Exhibit 99.20

STANDARD LITHIUM LTD.

Suite 835, 1100 Melville Street

Vancouver, BC V6E 4A6

Tel: 604 409-8154

MANAGEMENT INFORMATION CIRCULAR

(containing information as at November 26, 2019 unless otherwise stated)

For the Annual General and Special Meeting

to be held at 10:00 a.m. (Vancouver time) on December 30, 2019

SOLICITATION OF PROXIES

This Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by management (the “Management”) of Standard Lithium Ltd. (the “Company”), for use at the Annual General and Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of the Company to be held on December 30, 2019, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

The enclosed form of proxy (the “Proxy”) is solicited by Management. The solicitation will be primarily by mail; however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDERS

The persons named in the Proxy are representatives of the Company.

A Shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Shareholder) to attend and act on the Shareholder’s behalf at the Meeting other than the persons named in the accompanying form of proxy. To exercise this right, a Shareholder shall strike out the names of the persons named in the accompanying form of proxy and insert the name of the Shareholder’s nominee in the blank space provided, or complete another suitable form of proxy.

VOTING BY PROXYHOLDER

Manner of Voting

The common shares of the Company (the “Common Shares”) represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the Proxy with respect to any matter to be acted upon, the Common Shares will be voted accordingly. On any poll, the persons named in the Proxy (the “Proxyholders”) will vote the Common Shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the Proxyholder will do so in accordance with such direction.

The Proxy, when properly signed, confers discretionary authority on the Proxyholder with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the Proxyholder.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, in favour of the motions proposed to be made at the Meeting as stated under the headings in this Circular.

Revocation of Proxy

A Shareholder who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer, and the completed new proxy form, that is dated later than the proxy form you want to revoke, and sent to or deposited by hand with the Company’s registrar and transfer agent, AST Trust

Company (Canada) (“AST”), so they receive it by 10:00 a.m. (Vancouver time) on December 24, 2019, or by sending a notice in writing to the registered office of the Company at Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 so that it is received by 10:00 a.m. (Vancouver time) on December 24, 2019; or by a notice in writing, provided to the Chairman of the meeting at the meeting or, if it is adjourned, when the meeting resumes. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting Thresholds Required for Approval

In order to approve a motion proposed at the Meeting, a majority of not less than one-half of the votes cast will be required (an “Ordinary Resolution”) unless the motion requires a special resolution (a “Special Resolution”), in which case a majority of not less than two-thirds of the votes cast will be required.

ADVICE TO REGISTERED SHAREHOLDERS

Shareholders whose names appear on the records of the Company as the registered holders of Common Shares in the capital of the Company (the “Registered Shareholders”) may choose to vote by proxy whether or not they are able to attend the Meeting in person.

Registered Shareholders can vote by proxy or in person in one of the following ways:

Internet

Go to www.astvotemyproxy.com and follow the instructions on screen. You will need your control number, which appears below your name and address on the proxy form.

Fax and Email

Complete both sides of the proxy form, sign and date it and fax both sides to our transfer agent, AST, Attention: Proxy Department, to 416.368.2502 or toll free in Canada and the United States to 1.866.781.3111 or scan and email to proxy@canstockta.com.

Mail

Complete, sign and date the form and return it in the envelope provided, or send it to: AST, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

Returning your proxy form

To be effective, we must receive your completed proxy form or voting instruction no later than 10:00 a.m. (Vancouver time) on December 24, 2019.

If the meeting is postponed or adjourned, we must receive your completed form of proxy by 5:00 p.m. (Vancouver time), two full business days before any adjourned or postponed meeting at which the proxy is to be used. Late proxies may be accepted or rejected by the Chairman of the Meeting at his discretion and he is under no obligation to accept or reject a late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold shares in their own name.

Shareholders who do not hold their shares in their own name (the “Beneficial Shareholders”) should note that only proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting.

If shares are listed in an account statement provided to a Shareholder by an intermediary, such as a brokerage firm, then, in almost all cases, those shares will not be registered in the Shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder’s intermediary or an agent of that intermediary, and consequently the Shareholder will be a Beneficial Shareholder. In Canada, the vast majority of such shares are registered under the name CDS & Co. (being the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The shares held by intermediaries or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, an intermediary and its agents are prohibited from voting shares for the intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

These proxy-related materials are being sent to both Registered Shareholders and Beneficial Shareholders of the Company. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. In this event, by choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a Proxyholder for a Registered Shareholder and vote their shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as Proxyholder for a Registered Shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their shares as a Proxyholder.

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities that they own (“OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (“NOBOs” for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs. This year, the Company will rely on those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from the Company’s transfer agent, AST. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF. As a result, if you are a non-registered owner of the securities, you can expect to receive a scannable VIF from AST. Please complete and return the VIF to AST in the envelope provided or by facsimile. In addition, telephone voting and internet voting instructions can be found on the VIF. AST will tabulate the results of the VIFs received from the Company’s NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

Objecting Beneficial Owners

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their shares are voted at the Meeting.

Applicable regulatory rules require intermediaries to seek voting instructions from OBOs in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by OBOs in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to an OBO by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the OBO.

The form of proxy provided to OBOs by intermediaries will be similar to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the intermediary on how to vote your shares on your behalf. The majority of intermediaries now delegate responsibility for obtaining instructions from OBOs to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies voting instruction forms, mails those forms to OBOs, and asks those OBOs to return the forms to Broadridge or follow specific telephonic or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the meeting. An OBO receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of the directors (“Directors”) or officers (“Officers”) of the Company, at any time since the beginning of the Company’s last financial year, nor any proposed nominee for election as a Director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of Directors or the appointment of auditors.

RECORD DATE, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

A Shareholder of record at the close of business on November 26, 2019 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such Shareholder’s shares voted at the Meeting, or any postponement or adjournment thereof.

The Company’s authorized capital consists of an unlimited number of Common Shares (the “Common Shares”) without par value and an unlimited number of preferred shares (“Preferred Shares”), without par value. As at the Record Date, the Company has 88,094,076 Common Shares issued and outstanding, with each share carrying the right to one vote. As at the Record Date, no Preferred Shares are issued and outstanding.

Principal Holders of Voting Securities

To the best of the knowledge of the directors and executive officers of the Company, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

EXECUTIVE COMPENSATION

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

a)	the chief executive officer (“CEO”) of the Company;

b)	the chief financial officer (“CFO”) of the Company;

c)

the most highly compensated executive officer, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed financial year and whose total compensation was more than $150,000; and

d)

each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

The following information regarding executive compensation is presented in accordance with National Instrument Form 51-102F6V – Statement of Executive Compensation, and sets forth compensation for each of Robert Mintak, CEO and director, Kara Norman, CFO and Corporate Secretary, Andrew Robinson, current President, chief operating officer (“COO”) and director (together, the “NEOs”) and Anthony Alvaro, Jeffrey Barber and Robert Cross as current directors of the Company.

Director and NEO Compensation, Excluding Options and Compensation Securities

The following table sets out all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company to each NEO and director, in any capacity, for the two most recently completed financial years:

Table of Compensation Excluding Compensation Securities
Name and position	Year		Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites	Pension value ($)	Value of all other compensation ($)	Total compensation ($)
Robert Mintak, CEO and Director	2019 2018	(1)	300,000 132,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	300,000 132,000
Kara Norman, CFO and Corporate Secretary	2019 2018	(1)	102,600 40,913	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	102,600 40,913
Andrew Robinson, President, COO and Director	2019 2018	(1)	300,000 132,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	300,000 132,000
Anthony Alvaro, Director	2019 2018	(1)	240,000 100,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	240,000 100,000
Jeffrey Barber, Director	2019 2018	(1)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Robert Cross, Director	2019 2018	(1)	87,500 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	87,500 Nil

1.

In 2018, the Company changed its financial year-end from December 31 to June 30. Consequently, the information reported in the table for the most recent period reflects results for the six-month fiscal year from January 1, 2018 to June 30, 2018.

2.	Mr. Cross was elected as director effective September 4, 2018.

Stock Options and Other Compensation Securities and Instruments

Compensation Securities(1)
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(2)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)(10)(11)	Closing price of security or underlying security at year end ($)(3)	Expiry Date
Robert Mintak, CEO and Director(4)	Stock Options	450,000 5.14% 600,000 12%	04-Sep-18 16-Jun-17	1.40 0.96	1.40 0.96	0.90 0.90	04-Sep-23 16-Jun-22
Kara Norman, CFO and Corporate Secretary(5)	Stock Options	100,000 1.14% 200,000 3.43%	21-Feb-18 16-Jun-17	2.10 0.96	2.25 0.96	0.90 0.90	21-Feb-23 16-Jun-22
Andrew Robinson, President, COO and Director(6)	Stock Options	450,000 5.14% 600,000 12%	04-Sep-18 16-Jun-17	1.40 0.96	1.40 0.96	0.90 0.90	04-Sep-23 16-Jun-22
Anthony Alvaro, Director(7)	Stock Options	450,000 5.14% 750,000 13.72%	04-Sep-18 03-Mar-17	1.40 1.05	1.40 1.25	0.90 0.90	04-Sep-23 03-Mar-22
Jeffrey Barber, Director(8)	Stock Options	250,000 2.86%	03-Mar-17	1.05	1.25	0.90	03-Mar-22
Robert Cross, Director(9)	Stock Options	450,000 5.14% 600,000 12%	04-Sep-18 16-Jun-17	1.40 0.96	1.40 0.96	0.90 0.90	04-Sep-23 16-Jun-22

1.	None of the options were exercised as at year ended June 30, 2019.

2.	Percentage based on 8,747,681 options outstanding as at June 30, 2019.

3.	Reflects the closing price of the Common Shares on the TSX-Venture Exchange (“Exchange”) on June 28, 2019, the last trading day of 2019.

4.	As at June 30, 2019, Mr. Mintak held a total of 1,050,000 Options.

5.	As at June 30, 2019, Ms. Norman held a total of 300,000 Options.

6.	As at June 30, 2019, Mr. Robinson held a total of 1,050,000 Options.

7.	As at June 30, 2019, Mr. Alvaro held a total of 1,200,000 Options.

8.	As at June 30, 2019, Mr. Barber held a total of 250,000 Options.

9.	As at June 30, 2019, Mr. Cross held a total of 1,050,000 Options.

10.

Options granted September 4, 2018 were granted prior to market close, therefore, the closing price of $1.40 from August 31, 2018 was used to value the options. Options granted February 21, 2018 were granted prior to market close, therefore, the closing price of $2.01 from February 20, 2018 was used to value the options. Options granted June 16, 2017 were granted after market close. Options granted March 3, 2017 were granted prior to market close, therefore, the closing price of $1.05 from March 2, 2017 was used to value the options.

11.

Options granted on September 4, 2018 were set to vest on a 1/3 at grant date, 1/3 at one year from grant date and 1/3 at two years from grant date. Options granted on February 21, 2018 vested on grant date. Options granted on June 16, 2017 were set to vest on a 1/3 at grant date, 1/3 at six months from grant date and 1/3 at one year from grant date. Options granted on March 3, 2017 were set to vest on a 1/3 at grant date, 1/3 at one year from grant date and 1/3 at two years from grant date.

Stock Option Plans and Other Incentive Plans

The Board of Directors (the “Board”) of the Company has adopted a fixed stock option plan (the “Option Plan”) pursuant to which the Board may grant incentive stock options (the “Options”) to purchase Common Shares of the Company to NEOs, Directors and employees of the Company or affiliated corporations and to consultants retained by the Company and a maximum of 14,705,515 Common Shares will be reserved for issuance pursuant to the exercise of Options.

Details of the Option Plan

The purpose of the Option Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries and affiliates, if any, to acquire Common Shares, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.

Subject to adjustment as set out in the Option Plan, the maximum aggregate number of Common Shares issuable upon the exercise of all Options granted under the Option Plan and all other security based compensation arrangements of the Company shall not exceed 14,705,515 Common Shares, subject to the following additional limitations:

a)

the aggregate number of Options granted to any one person under the Option Plan within a twelve (12) month period, together with all other security based compensation arrangements of the Company, must not exceed five (5%) percent of the then outstanding number of Common Shares, in the aggregate (on a non-diluted basis);

b)

the Options shall not be granted if the exercise thereof would result in the issuance of more than two (2%) percent of the issued Common Shares, in the aggregate, in any twelve (12) month period to any one consultant of the Company (or any of its subsidiaries);

c)

the Options shall not be granted if the exercise thereof would result in the issuance of more than two (2%) percent of the issued Common Shares in any twelve (12) month period to persons employed to provide investor relations activities;

d)

the Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least twelve (12) months with no more than one-quarter of the Options vesting in any three (3) month period; and

e)

the number of Common Shares subject to an Option grant to any directors, officers, consultants, and employees of the Company or its subsidiaries, and employees of a person or company which provides management services to the Company or its subsidiaries (such persons hereinafter collectively referred to as “Participants”) shall be determined by the Board, but no one Participant shall be granted an Option which exceeds the maximum number permitted by the Exchange.

If any Options granted under the Option Plan shall expire or terminate for any reason in accordance with the terms of the Option Plan without being exercised, the un-purchased Common Shares subject thereto shall again be available for the purpose of the Option Plan. Options may be granted to the Participants exercisable at a price determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange. The directors of the Company may, by resolution, determine the time period during which any Option may be exercised, provided that this time period does not contravene any rule or regulation of such exchange on which the Common Shares may be listed. In the event of a Participant ceasing to be a director, officer or employee of the Company or a subsidiary of the Company for any reason other than death, including the resignation or retirement of the Participant as a director, officer or employee of the Company or the termination by the Company of the employment of the Participant, prior to the expiry time of an Option, such Option, if vested, shall cease and terminate on the thirtieth (30th) day following the effective date of such cessation. In the event of the death of a Participant, the Option previously granted to them shall be exercisable only within the one (1) year after such death and then only: (i) by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or the laws of descent and distribution; and (ii) if and to the extent that such Participant was entitled to exercise the Option at the date of his or her death.

Subject to the foregoing restrictions, and certain other restrictions set out in the Option Plan, the Board is authorized to provide for the granting of Options and the exercise and method of exercise of Options granted under the Option Plan. There are presently 8,747,681 Options outstanding under the Option Plan. The Option Plan was most recently approved by Shareholders on December 19, 2018.

Employment, Consulting and Management Agreements

Management functions of the Company are not, to any substantial degree, performed other than by directors or NEOs of the Company.

•

The Company entered into a consulting agreement dated March 1, 2018 with Andrew Robinson, a director, President and COO of the Company (the “Robinson Agreement”). The Robinson Agreement provides for consulting fees of $25,000 per calendar month and provides that either party may terminate the Agreement by providing the other 30 days prior written notice.

•

The Company entered into a consulting agreement dated March 1, 2018 with Robert Mintak (“Mintak”), a director and CEO of the Company (the “Mintak Agreement”). The Mintak Agreement provides for consulting fees of $25,000 per calendar month and provides that either party may terminate the Agreement by providing the other 30 days prior written notice.

•

The Company entered into a consulting agreement dated March 17, 2017 with Kara Norman (“Norman”), the CFO and Corporate Secretary of the Company (the “ Norman Agreement”). The Norman Agreement provides for a rate of $75 per hour, a one-time grant of incentive stock options entitling Norman to acquire up to 200,000 Common Shares of the Company and provides that the Company may terminate the Agreement (a) for cause or (b) without cause, but must provide Norman with working notice, payment in lieu of working notice or a combination of the two equal thirty (30) days’ notice.

Oversight and Description of Director and NEO Compensation

Compensation of NEOs

Compensation of NEOs is reviewed annually and determined by the Board. The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources. In the Board’s view, there is, and has been, no need for the Company to design or implement a formal compensation program for NEOs.

Elements of NEO Compensation

As discussed above, the Company provides an Option Plan to motivate NEOs by providing them with the opportunity, through Options, to acquire an interest in the Company and benefit from the Company’s growth. The Board does not employ a prescribed methodology when determining the grant or allocation of Options to NEOs. Other than the Option Plan, the Company does not offer any long term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

Salaries or Fees

Future base executive compensation, in the form of salaries or consulting fees, will provide a fixed level of compensation for discharging the specific duties and responsibilities of the executive. The Board recognizes that the size of the Company may prohibit executive compensation from matching those of larger companies in the same industry. The Board also believes that long-term equity interests, in the form of options (described above), will compensate for lower base fees. This compensation strategy is similar to the strategies of many other companies within the Company’s peer group.

When determining executive compensation, the Board will review the compensation policies of companies engaged in businesses similar to the Company’s. Although the Company has not obtained any industry reports regarding compensation, at the appropriate time the Board will review publicly available information with respect to compensation paid to the executives of companies that are also engaged in the acquisition, exploration and development of mineral properties.

In setting the base compensation levels for individuals, consideration will be given to objective factors such as the level of responsibility, experience and expertise, as well as subjective factors such as leadership and contribution to corporate performance. Fees will be reviewed annually and adjustments may be made based upon corporate and personal performance, market conditions and the level of responsibility attributed to specific executives.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Compensation of Directors

Compensation of Directors of the Company is reviewed annually and determined by the Board. The level of compensation for Directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

In the Board’s view, there is, and has been, no need for the Company to design or implement a formal compensation program for Directors. While the Board considers Option grants to Directors under the Option Plan from time to time, the Board does not employ a prescribed methodology when determining the grant or allocation of Options. Other than the Option Plan, as discussed above, the Company does not offer any long term incentive plans, share compensation plans or any other such benefit programs for Directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information with respect to all compensation plans under which equity securities are authorized for issuance as of June 30, 2019:

Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,747,681	1.25	5,957,834
Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	8,747,681	1.25	5,957,834

1.

Represents the number of Common Shares available for issuance under the Option Plan, which reserves a number of Common Shares for issuance, pursuant to the exercise of Options, that is equal to 14,705,515.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this information circular or “routine indebtedness”, as that term is defined in Form 51-102F5 of National Instrument 51-102 – Continuous Disclosure Obligations, none of

a)	the individuals who are, or at any time since the beginning of the last financial year of the Company were, a Director or Officer;

b)	the proposed nominees for election as Directors; or

c)	any associates of the foregoing persons,

is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any subsidiary of the Company (a “Subsidiary”), or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any Subsidiary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means:

a)	a Director or Officer;

b)	a director or executive officer of a person or company that is itself an Informed Person or a Subsidiary;

c)

any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and

d)	the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the notes to the Company’s financial statements for the financial years ended June 30, 2018 and 2019, none of

a)	the Informed Persons of the Company;

b)	the proposed nominees for election as a Director; or

c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

MANAGEMENT CONTRACTS

Except as disclosed herein, the Company is not a party to a management contract with any Directors or Officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited financial statements of the Company for the financial year ended June 30, 2019 (the “Financial Statements”) and the auditor’s reports thereon (the “Auditor’s Reports”), will be presented to Shareholders at the Meeting.

The Financial Statements, Auditor’s Reports, and management’s discussion and analysis (“MD&A”) for the financial year ended June 30, 2019 are available under the Company’s profile on SEDAR at www.sedar.com. The Notice of Annual General and Special Meeting of Shareholders, Information Circular, request for Financial Statements (NI 51- 102) and form of proxy will be available from AST or from the office of the Company’s counsel, which is located at Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

Appointment of Auditor

The Board proposes to re-appoint Manning Elliott LLP, Chartered Professional Accountants (“Manning Elliott”), as the auditor of the Company to hold office until the close of the next annual general meeting of Shareholders of the Company. The resolution to approve the re-appointment of Manning Elliott will also authorize the Board to fix its remuneration. Manning Elliott was first appointed as the auditor of the Company on December 19, 2017.

To be effective, the resolution to re-appoint Manning Elliott must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. The Board recommends that Shareholders vote FOR the re-appointment of Manning Elliott.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the appointment of Manning Elliott as the Company’s independent auditor for the ensuing year, and FOR authorizing the Board to fix the auditor’s pay.

Fixing the Number of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed. Management proposes, and the persons named in the accompanying form of proxy intend to vote in favour of, fixing the number of Directors for the ensuing year at five (5). Although Management is nominating five (5) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR fixing the number of Directors at five (5) for the ensuing year.

Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of directors at five (5). Although Management is nominating five (5) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Company is elected annually and holds office until the next annual general meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated, in accordance with the articles of the Company.

In the absence of instructions to the contrary, the shares represented by Proxy will be voted FOR the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

Information Concerning Nominees Submitted by Management

The following table sets out the names of the persons proposed to be nominated by Management for election as a Director, the province or state and country in which he is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular. Each of the nominees are currently Directors of the Company.

Name, Province and Country of ordinary residence(1), and positions held with the Company	Principal occupation and, IF NOT an elected Director, principal occupation during the past five years(1)	Date(s) serving as a Director(2)	No. of shares beneficially owned or controlled(1)
Robert Cross, Non-Executive Chair British Columbia, Canada	Independent Investor	Since September 4, 2018	1,634,301
Andrew Robinson, President, COO and Director British Columbia, Canada	Current principal occupation is Chief Operating Officer of the Company	Since June 5, 2017	1,116,500
Robert Mintak, CEO(3) British Columbia, Canada	Current principal occupation is Chief Executive Officer of the Company	Since March 21, 2017	1,123,000
Jeffrey Barber(3) Alberta, Canada	Current principal occupation is Chief Financial Officer of private cannabis company	Since January 23, 2017	Nil
Anthony Alvaro(3) British Columbia, Canada	Capital Markets Advisor	Since January 23, 2017	458,600

1.

The information as to the province and country of residence, principal occupation and shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually as of November 26, 2019, being the Record Date.

2.	Directors elected at the Meeting will hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed.
3.	Member of the Audit Committee.

Cease Trade Orders, Corporate and Personal Bankruptcies, Penalties and Sanctions

For purposes of the disclosure in this section, an “order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to directors or executive officers of a relevant company that was in effect for a period of more than 30 consecutive days whether or not the proposed director was named in the order.

Except as set out below, none of the proposed Directors, including any personal holding company of a proposed

Director:

a)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

i.	was subject to an order that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

ii.

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

b)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 if the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director, or

e)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Robert Mintak was Chief Financial Officer of Dussault Apparel Inc. (“DAI”) from September 2007 to December 2012, which was cease traded on March 8, 2010 for failure to file the audited financial statements, management’s discussion and analysis and certifications, for the period ended October 31, 2009, within the prescribed filing period (the “2009 Financials”). DAI subsequently filed the 2009 Financials and the cease trade order was revoked on June 4, 2010.

AMENDED BY-LAWS

At the Meeting, Shareholders will be asked to approve an amendment (the “By-Law Amendment”) to the Company’s By-Law No 1. (the “By-Law No. 1”). The proposed By-Law Amendment repeals and replaces Article 4.9 to permit the Directors to pass resolutions in writing in lieu of a meeting of Directors, where such resolution is signed by all of the Directors entitled to vote on that resolution at a meeting of Directors. A complete copy of the By-Law Amendment will be available for review at the Meeting.

At the Meeting, therefore, Shareholders will be asked to pass the following ordinary resolution, with or without variation, approving the By-Law Amendment:

“BE IT RESOLVED THAT:

(a)

Bylaw No.1 of the Company be amended as determined by the board of directors of the Company to provide that, notwithstanding any of the provisions in By-Law No. 1, but subject to the Business Corporations Act (Federal) or any unanimous shareholder agreement, a resolution in writing, signed by all of the directors of the Company entitled to vote on that resolution at a meeting of directors is valid as if it had been passed at a meeting of directors and copy of every such resolution shall be kept with the minutes of the proceedings of the directors;

(b)	the Company is authorized to decline to implement this resolution if the company’s board of directors deems it appropriate and in the best interests of the Company to do so; and

(c)

any one or more of the directors or officers of the Company are authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the By-Law Amendment.

OTHER MATTERS

As of the date of this Circular, management knows of no other matters to be acted upon at the Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

AUDIT COMMITTEE DISCLOSURE

The Charter of the Company’s audit committee and other information required to be disclosed by National Instrument 52-110 – Audit Committees (“NI 52-110”) is attached to this Circular as Schedule “A”.

CORPORATE GOVERNANCE DISCLOSURE

The information required to be disclosed by National Instrument 58-101 – Disclosure of Corporate Governance Practices is attached to this Circular as Schedule “B”.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Copies of the Company’s Financial Statements and MD&A may be obtained without charge upon request from the Company, at Suite 835, 1100 Melville Street, Vancouver, British Columbia V6E 4A6.

Financial information is provided in the Company’s comparative annual financial statements and Management Discussion and Analysis for its most recently completed financial year ended June 30, 2019.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Directors.

DATED at Vancouver, British Columbia, this 26h day of November, 2019.

STANDARD LITHIUM LTD.

/s/ “Robert Mintak”

Robert Mintak
Chief Executive Officer

SCHEDULE “A”

FORM 52-110F2

AUDIT COMMITTEE DISCLOSURE

(VENTURE ISSUERS)

Audit Committee

The Audit Committee is responsible for the Corporation’s financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Corporation’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management, and the external auditors and monitors the independence of those auditors. The Audit Committee is also responsible for reviewing the Corporation’s financial strategies, its financing plans and its use of the equity and debt markets.

Audit and Finance Committee Charter

The following Audit Committee Charter was adopted by the Corporation’s Board and Audit Committee:

Purpose of the Committee

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Corporation is to provide an open avenue of communication between management, the Corporation’s independent auditor and the Board and to assist the Board in its oversight of:

•	the integrity, adequacy and timeliness of the Corporation’s financial reporting and disclosure practices;

•	the Corporation’s compliance with legal and regulatory requirements related to financial reporting; and

•

the independence and performance of the Corporation’s independent auditor. The Committee shall also perform any other activities consistent with this Charter, the Corporation’s articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Corporation or of an affiliate of the Corporation. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Corporation or of an affiliate of the Corporation. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight. Management is responsible for preparing the Corporation’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor’s responsibility is to audit the Corporation’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Corporation in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Corporation’s financial statements, preparing or issuing an Auditor’s Reports or performing other audit, review or attest services for the Corporation, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

Authority and Responsibilities

In addition to the foregoing, in performing its oversight responsibilities, the Committee shall:

1.	Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.	Review the appointments of the Corporation’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.

Review with management and the independent auditor the adequacy and effectiveness of the Corporation’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.

Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.

Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.

Review the Corporation’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.

Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Corporation, including consideration of the independent auditor’s judgment about the quality and appropriateness of the Corporation’s accounting policies. This review may include discussions with the independent auditor without the presence of management.

8.	Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9.	Pre-approve all non-audit services to be provided to the Corporation by the independent auditor.

10.

Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Corporation and all non-audit work performed for the Corporation by the independent auditor.

11.	Establish and review the Corporation’s procedures for the:

•	receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

•	confidential and anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.

Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Corporation.

13.

Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (Canada) and the articles of the Corporation.

Composition of the Audit and Finance Committee

The current members of the Audit Committee are Robert Mintak, Anthony Alvaro and Jeffrey Barber, two of whom are independent (Messrs. Alvaro and Jeffrey) and all of whom are financially literate as defined by NI 52-110.

Relevant Education and Experience

All members of the Audit Committee hold professional accounting designations and been involved in enterprises which public report financial results, each of which requires a working understanding of, and ability to analyze and assess, financial information (including financial statements).

Reliance on Certain Exemptions

During the most recently completed financial year, the Corporation has not relied on certain exemptions set out in NI 52-110, namely section 2.4 (De Minimus Non-audit Services), subsection 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) (Events Outside Control of Member), subsection 6.1.1(6) (Death, Incapacity or Resignation), and any exemption, in whole or in part, in Part 8 (Exemptions).

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial period was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee charter provides for the Audit Committee to establish the auditors’ fees. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management of the Corporation believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.

External Auditor Service Fees

The following table sets forth the aggregate fees billed to the Corporation by the external auditor for services rendered in the fiscal years ended June 30, 2019 and 2018.

	FYE 2019(5)	FYE 2018(5)
Audit Fees(1)	$31,000	$25,000
Audit-Related Fees(2)	$23,450	Nil
Tax fees(3)	$9,000	$10,000
All Other Fees(4)	Nil	Nil
Total Fees:	$63,450	$35,000

1.	“Audit fees” include aggregate fees billed by the Corporation’s external auditor in each of the last two fiscal years for audit fees.
2.

“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3.

“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

4.

“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Corporation’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

5.

In 2018, the Company changed its financial year-end from December 31 to June 30. Consequently, the information reported in the table for the most recent period reflects results for the six-month fiscal year from January 1, 2018 to June 30, 2018.

Exemptions

During the most recently completed financial year, the Corporation relied on the exemption set out in section 6.1 of NI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

SCHEDULE “B”

FORM 58-101F2

CORPORATE GOVERNANCE DISCLOSURE

(VENTURE ISSUERS)

Item 1: Board Of Directors

The board of directors of the Company (the “Board”) supervises the CEO and the CFO. Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board.

Director	Independence
Robert Cross	Independent

Andrew Robinson	Not independent, as he is the President and Chief Operating Officer of the Company

Robert Mintak	Not independent, as he is the Chief Executive Officer of the Company

Jeffrey Barber	Independent

Anthony Alvaro	Independent

Item 2: Directorships

The following directors of the Company are also currently directors of the following reporting issuers:

Director	Name of Reporting Issuer

Robert Cross	B2Gold Corp. Fortress Technologies Inc. (formerly, Fortress Blockchain Corp.)

Robert Mintak	Identillect Technologies Corp. (formerly Quentin Ventures Ltd.) 66 Resources Corp.

Anthony Alvaro	Terra Nova Resources Inc. Terrace Energy Corp.

Andrew Robinson	Lakewood Exploration Inc.

Item 3: Orientation and Continuing Education

The Board does not have a formal process for the orientation of new Board members. Orientation is done on an informal basis. New Board members are provided with such information as is considered necessary to ensure that they are familiar with the Company’s business and understand the responsibilities of the Board.

The Board does not have a formal program for the continuing education of its directors. The Company expects its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as members of the Board. Directors can consult with the Company’s professional advisors regarding their duties and responsibilities, as well as recent developments relevant to the Company and the Board.

Item 4: Ethical Business Conduct

The Board has not adopted a formal code of ethics. In the Board’s view, the fiduciary duties placed on individual directors by corporate legislation and the common law, and the restrictions placed by corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

B-1

Although the Company has not adopted a formal code of ethics, the Company promotes an ethical business culture. Directors and officers of the Company are encouraged to conduct themselves and the business of the Company with the utmost honesty and integrity. Directors are also encouraged to consult with the Company’s professional advisors with respect to any issues related to ethical business conduct.

Item 5: Nomination Of Directors

The identification of potential candidates for nomination as directors of the Company is primarily done by the CEO, but all directors are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals by business contacts.

Item 6: Compensation

The compensation of directors and the CEO is determined by the Board as a whole. Such compensation is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Item 7: Other Board Committees

The Board does not have any standing committees other than the Audit Committee.

Item 8: Assessments

The Board does not have any formal process for assessing the effectiveness of the Board, its committees, or individual directors. Such assessments are done on an informal basis by the CEO and the Board as a whole.

B-2